# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEARSON PLC, CIK 0000938323
CUSIP: 000000000
Title of class of securities: Ordinary Shares, par value GBP 0.25
Address of issuer's principal executive offices: 80 STRAND, LONDON ENGLAND, United Kingdom (X0), WC2R 0RL
Date of event which requires filing of this statement: 01/29/2026
Amends the filing with accession number 0000902664-20-002368
Filed by CIK 0001365341
Persons authorized to receive notices and communications: Norma O'Sullivan, Cevian Capital II GP Limited, Whiteley Chambers, Don Street, St. Helier, Jersey (Y9), JE2 4TR, 44 (0) 1534 828 513; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Cevian Capital II GP LTD (CIK 0001365341): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 105,662,875; shared voting power 0; sole dispositive power 105,662,875; shared dispositive power 0; aggregate amount beneficially owned 105,662,875 (16.63% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value GBP 0.25
Name of issuer: PEARSON PLC
Address of issuer's principal executive offices: 80 STRAND, LONDON ENGLAND, United Kingdom (X0), WC2R 0RL
Comment:
This Amendment No. 11 ("Amendment No. 11") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2020 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the ordinary shares, par value GBP 0.25 (the "Ordinary Shares"), of Pearson plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"). This Amendment No. 11 amends and restates Items 3 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D.

The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is GB0006776081.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of the date hereof, the Reporting Person has purchased for the account of the Master Fund an aggregate of 105,662,875 Ordinary Shares for an aggregate consideration (including brokerage commission) of approximately USD $927,217,988. The Master Fund funded these purchases out of its general working capital. The Ordinary Shares were purchased using British Pounds. For the purposes of this Schedule 13D, a conversion rate of USD 1.37345 for each GBP 1.00 was used.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 635,405,249 Ordinary Shares outstanding as of January 31, 2026, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on February 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Ordinary Shares by the Reporting Person for the benefit of the Master Fund since the filing of Amendment No. 10 is set forth in Schedule I, and are incorporated herein by reference.

## Signatures
- Cevian Capital II GP LTD: /s/ Norma O'Sullivan, Norma O'Sullivan, Director (02/02/2026)